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SEC 1815
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **May, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **May 13, 2005**

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.
(continued under the New Brunswick Corporations Act)

(Expressed in United States dollars)
Consolidated Financial Statements

Monday, January 31, 2005 and 2004

March 29, 2005, except for note 13 which is as of April 4, 2005

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at Monday, January 31, 2005 and 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Monday, January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of exploration properties, operations and deficit and cash flows for the year ended January 31, 2003 were audited by other auditors who expressed an opinion without reservation on the financial statements in their report dated April 17, 2003.


"McCarney Greenwood LLP"


Toronto, Canada   McCarney Greenwood LLP
                                                                    Chartered Accountants


Comments by Auditors on United States of America-Canada Reporting Difference


United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.


"McCarney Greenwood LLP"


Toronto, Canada   McCarney Greenwood LLP
                                                                    Chartered Accountants

Royal Standard Minerals Inc.
(expressed in United States Dollars)

<u>**Consolidated Balance Sheets**</u>Page 2

	January 31	
	2005	**2004**
Assets		
Current assets		
Cash and cash equivalents	$ 392,697	$ 189,732
Funds held in trust (Note 3)	-	75,000
Marketable securities (Note 4)	86,124	8,000
Receivables (Notes 4 and 13)	63,014	559
	541,835	273,291
Reclamation bond (Note 5)	131,767	-
Exploration properties (Note 6)	2,526,046	1,253,444
Equipment (Note 7)	37,735	52,656
	$ 3,237,383	$ 1,579,391
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 104,087	$ 106,178
Shareholders' Equity		
Capital stock (Note 8)	8,779,261	7,221,581
Warrants (Note 8)	584,796	151,276
Contributed surplus (Note 8 & 9)	1,628,386	1,477,780
Deficit	(7,859,147)	(7,377,424)
	3,133,296	1,473,213
	$ 3,237,383	$ 1,579,391

_____

Nature of operations and going concern (Note 1)
Commitments (Note 6)

Approved by the Board   "Roland Larsen"   Director   "Kimberley L. Koemer"   Director

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Exploration Properties **Page 3**

	Opening Balance	Additions (Reductions)	Written off	Closing Balance
Year ended January 31, 2005				
Gold Wedge Project	$ 264,119	$ 1,058,243	$ -	$ 1,322,362
Manhattan Project	172,031	19,034	-	191,065
Como Project	126,124	(39,794)	-	86,330
Railroad Project	122,732	52,938	-	175,670
Pinon Project	511,043	89,495	-	600,538
Fondaway Project	43,999	52,029	-	96,028
Other	13,396	40,657	-	54,053
	$ 1,253,444	$ 1,272,602	$ -	$ 2,526,046
Year ended January 31, 2004				
Gold Wedge Project	$ 181,069	$ 83,050	$ -	$ 264,119
Manhattan Project	136,556	35,475	-	172,031
Ruby Ridge Project	27,447	10,309	37,756	-
Como Project	52,132	73,992	-	126,124
Railroad Project	70,983	51,749	-	122,732
Pinon Project	299,456	211,587	-	511,043
Fondaway Project	-	43,999	-	43,999
Other	13,396	-	-	13,396
	$ 781,039	$ 510,161	$ 37,756	$ 1,253,444
Year ended January 31, 2003				
Gold Wedge Project	$ 14,821	$ 166,248	$ -	$ 181,069
Manhattan Project	87,313	49,243	-	136,556
Ruby Ridge Project	4,007	23,440	-	27,447
Como Project	-	52,132	-	52,132
Railroad Project	-	70,983	-	70,983
Pinon Project	-	299,456	-	299,456
Other	6,937	6,459	-	13,396
	$ 113,078	$ 667,961	$ -	$ 781,039

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit

		January 31	
	2005	**2004**	**2003**
Expenses			
General and administrative	193,287	269,520	147,135
Consulting fees	213,504	241,103	146,948
Stock option compensation (Note 9)	150,606	40,340	-
Accretion expense	6,314	-	27,752
Amortization	14,921	14,944	8,763
	578,632	565,907	330,598
Loss before the following	(578,632)	(565,907)	(330,598)
Write off of exploration properties	(34,397)	(37,757)	-
Recovery of (write down of) marketable securities	-	-	(39,000)
Repayment of interest (Note 4)	-	-	(67,117)
Foreign exchange gain	131,306	49,038	19,912
Net (loss) before income taxes	(481,723)	(554,626)	(416,803)
Income taxes (Note 11)	-	-	-
Net (loss)	$ (481,723)	$ (554,626)	$ (416,803)
(Loss) per common share (Note 10)			
Basic	$ (0.01)	$ (0.02)	$ (0.02)
Diluted	$ (0.01)	$ (0.02)	$ (0.02)
Deficit, at beginning of year	$ (7,377,424)	$ (6,822,798)	$ (6,405,995)
Net (loss)	(481,723)	(554,626)	(416,803)
Deficit, at end of year	$ (7,859,147)	$ (7,377,424)	$ (6,822,798)

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Cash Flows

Page 5

	Year ended January 31		
	2005	**2004**	**2003**
Increase (decrease) in cash and cash equivalents			
Operating activities			
Net (loss)	$ (481,723)	$ (554,626)	$ (416,803)
Operating items not involving cash			
Amortization	14,921	14,944	8,763
Stock option compensation	150,606	40,340	-
Write off of exploration properties	(34,397)	(37,757)	-
Write down of (recovery of) marketable securities	(78,124)	-	39,000
Accretion expense	6,314	-	-
Decrease (increase) in receivables	(62,455)	11,164	6,320
Increase (decrease) in payables and accruals	(2,091)	23,878	36,395
	(486,949)	(502,057)	(326,325)
Financing activities			
Issue of common shares, net of issue costs	1,802,452	857,319	688,717
Proceeds on exercise of warrants	263,196	-	-
	2,065,648	857,319	688,717
Investing activities			
Decrease (Increase) in funds held in trust	75,000	-	(75,000)
Payment of reclamation bond	(131,767)	-	-
Exploration properties	(1,318,967)	(434,647)	(496,836)
Purchase of equipment	-	(13,913)	(62,451)
	(1,375,734)	(448,560)	(634,287)
Cash and cash equivalents			
Net (decrease) increase	202,965	(93,298)	(271,895)
Beginning of year	189,732	283,030	554,925
End of year	$ 392,697	$ 189,732	$ 283,030

_____

Supplemental cash flow information

Cash and cash equivalent consists of:			
Cash	$ 392,697	$ 189,732	$ 94,540
Term deposits	-	-	188,490
	$ 392,697	$ 189,732	$ 283,030
Interest paid	$ -	$ -	$ 31,000
Income taxes paid	$ -	$ -	$ -
Non-cash financing and investing activity: Issue of common shares for exploration properties	$ -	$ -	$ 171,125

1.   Nature of operations and going concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.   Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a)   Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

(b) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment	- 30%
Office equipment	- 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down with a charge to income in the period that such determination is made.

(c) **Exploration properties**

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development cost of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.

(d) **Asset retirement obligation**

The Company measures the expected costs required to retire its exploration properties at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and depreciation expense. The accretion of the liability for the asset retirement obligation is included with interest expense.

(e) **Stock-based compensation plans**

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

(f) **Income taxes**

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recovery of future income tax assets is not considered more likely than not.

(g)   Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

(h)   Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

(i)   Marketable securities
Marketable securities are carried at the lower of cost and fair value. A loss in value, which is other than a temporary decline, is recognized as a charge to earnings.

3.   Funds held in trust

On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

The agreement expired without the closing of the $5,000,000 financing facility. The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to the current years operations.

(expressed in United States Dollars)

4. Sharpe Resources Corporation

Marketable securities

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe Resources") a publicly held Canadian company, engaged in the exploration for and production of petroleum and natural gas properties in the United States. Sharpe Resources is considered to be related to the Company because of common management.

The shares are carried at the lower of cost and quoted market values.

Advances

At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances, which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117. At January 31, 2005, $21,547 (2004 - $36,117) is still outstanding and has been included in accounts payable and accrued liabilities.

During the year the Company advanced $71,717 (2003 - $18,611) to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.

5. Reclamation bond

A reclamation bond has been posted by the Company to secure clean-up expenses if the concerned properties are abandoned or closed.

During the year, the Company posted a bond regarding the Goldwedge property as required by the State of Nevada. The bond remains attached to the Goldwedge property.

6. Exploration properties

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionor	Royalty (1)	Exercise of Option
Gold Wedge Nye County	Commencing in fiscal 2002, $5,000 each in first two years, $10,000 in third year, $15,000 in fourth year and $20,000 each in fifth and sixth years.	3% NSR	July 2006 - $200,000

(expressed in United States Dollars)

Manhattan Nye County	Commencing in fiscal 2002, $1,000 per month from August 2001 to August 2002, $2,000 per month from September 2002 to July 2006.	5% NSR	August 2006 - $500,000
Fondaway Canyon Churchill County	Commencing in fiscal 2003, $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years.	3% NSR	July 2013 - $600,000
Como Lyon County	Commencing in fiscal 2003, $25,000 in years one and two covering years three and four, $20,000 in year five, and $25,000 in year six.	4% NSR	May 2008 - $1,000,000
Railroad Elko County	Commencing in fiscal 2003, $15,000 in the first year and increases by $5,000 each of the next six years.	5% NSR	August 2008 - $2,000,000

(1) NSR - Net Smelter Royalty

Como Project
On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

(expressed in United States Dollars)

7. Equipment

	2005	2004	2003
Cost			
Exploration equipment	$ 62,065	$ 62,065	$ 50,346
Office equipment	16,936	16,936	12,105
	79,001	79,001	62,451
Accumulated amortization			
Exploration equipment	34,507	22,321	7,552
Office equipment	6,729	4,024	1,211
	41,236	26,345	8,763
Net carrying value			
Exploration equipment	27,558	39,744	42,794
Office equipment	10,207	12,912	10,894
	$ 37,765	$ 52,656	$ 53,688

8. Capital stock

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued

	Shares	Amount
Outstanding at January 31, 2002	19,231,338	$ 5,667,723
Shares issued for cash, less issue costs of $55,258	7,000,000	600,427
Shares issued for cash on exercise of stock options	910,000	88,290
Shares issued for interest in Pinon Project	1,000,000	171,125
Outstanding at January 31, 2003	28,141,338	6,527,565
Shares issued for cash, less issue costs of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Outstanding at January 31, 2004	34,141,338	7,221,581
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrant exercise	1,257,500	318,352
Warrant valuation	-	(428,918)
Warrant call	-	90,345
Outstanding at January 31, 2005	43,143,518	$ 8,779,261

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

(expressed in United States Dollars)

8. Capital stock (Continued)

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid the following fees regarding the April 16, 2004 private placement: an Agent's fee consisting of an 8% commission (paid in cash and in Agent's units) and Agent's warrants; a Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $7,500 CDN. The Agent's fee included a commission of 8% of the proceeds of the private placement and was paid with $89,572 CDN in cash and with the issuance of 249,680 Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Agent's fee also included Agent's warrants equal to 20% of the number of units issued on the private placement, such Agent's warrants totaling 1,264,000 Agent's warrants. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Corporate Finance fee was paid by the issuance of 100,000 Corporate Finance units, each unit consisting of one common share and one-half Corporate Finance Warrant. Each whole Corporate Finance warrant entitles the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant for a period of 24 months.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379.

(ii) Warrants issued on private placement
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270.

(iii) Agent's warrants
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker. On July 18, 2004 the Company announced a warrant call with respect to outstanding warrants at CDN $0.0001 per warrant. 2,150,000 warrants were cancelled as a result of the warrant call.

During the 2004 fiscal year $151,276 was recorded as warrants and charged against capital stock. For purposes of the 3,600,000 warrants granted in 2004, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

8.   Capital stock (Continued)

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Share Purchase Price ($)	Number	Value ($)
February 2, 2005	0.30	430,000	27,503
July 24, 2005	0.275 (i)	300,000	12,607 (Broker Warrants)
April 15, 2006	0.50	3,160,000	374,270
April 15, 2006	0.50	1,438,840	170,416 (Broker Warrants)
		5,328,840	584,796

(i) These warrants issued on July 24, 2003 had an exercise price of $0.25 per share until the first anniversary of the closing date, and $0.275 thereafter.

9.   Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**
Outstanding at beginning of year	3,410,000	3,090,000	2,385,000	$ 0.26	$ 0.26	$ 0.18
Granted during year	775,000	320,000	1,615,000	$ 0.36	$ 0.265	$ 0.32
Exercised during year	-	-	(910,000)	$ -	$ -	$ 0.16
Outstanding at end of year	4,185,000	3,410,000	3,090,000	$ 0.28	$ 0.26	$ 0.26

Exercise prices are in Canadian dollars.

(expressed in United States Dollars)

9. Common share options (Continued)

The following table reflects the stock options outstanding as at January 31, 2005

Expiry Date	Exercise Price ($)	Options Outstanding
May 04, 2005	0.23	595,000
May 25, 2006	0.17	880,000
April 25, 2007	0.26	960,000
May 13, 2007	0.40	655,000
December 12, 2008	0.265	320,000
May 4, 2009	0.36	775,000
		4,185,000

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit.. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 100%.

The following table reflects the continuity of contributed surplus relating to stock options:

	Number of Options	Amount
Balance, January 31, 2002	1,475,000	$ -
Options granted	1,615,000	-
Balance, January 31, 2003	3,090,000	-
Options granted	320,000	40,340
Balance, January 31, 2004	3,410,000	$ 40,340
Options granted	775,000	150,606
Balance, January 31, 2005	4,185,000	190,946

(expressed in United States Dollars)

10. Per share amounts

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2005	2004	2003
Numerator:			
(Loss) for the year	$ (481,723)	$ (554,626)	$ (416,803)
Numerator for basic and diluted (loss) per share	$ (481,723)	$ (554,626)	$ (416,803)
Denominator:			
Weighted average number of common shares	41,090,912	31,330,379	25,537,033
Denominator for basic (loss) per share	41,090,912	31,330,379	25,537,033
Effect of dilutive securities:			
Stock options (i) -	-	-	
Share purchase warrants (i)	-	-	-
Denominator for diluted (loss) per share	41,090,912	31,330,379	25,537,033
Basic (loss) per share	$ (0.01)	$ (0.02)	$ (0.02)
Diluted (loss) per share	$ (0.01)	$ (0.02)	$ (0.02)

(i) The stock options and common share purchase warrants were not included in the computation of diluted (loss) per share on January 31, 2005, 2004 and 2003 as their inclusion would be anti-dilutive.

11. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2005	2004	2003
Net (loss) before income taxes reflected in consolidated statements of operation	$ (481,723)	$ (554,626)	$ (416,803)
Expected income tax (recovery) expense	(173,998)	(203,104)	(163,000)
Deductible share issue costs	(40,612)	-	(19,000)
Stock option compensation expense	54,399	40,340	-
Valuation allowance	160,211	162,764	182,000
Income tax (recovery) expense	$ -	$ -	$ -

(expressed in United States Dollars)

11. Income taxes (Continued)

The following table reflects future tax assets at Monday, January 31, 2005, 2004 and 2003.

	2005	2004	2003
Unclaimed non-capital losses	$ 957,000	$ 917,954	$ 1,029,000
Unclaimed capital losses	15,184	14,353	-
Excess of undepreciated capital cost allowance over carrying value of capital assets	20,712	13,191	-
Excess of unclaimed resource pools over carrying value of exploration properties	453,543	435,400	1,480,000
Unclaimed share issue costs	116,362	114,848	29,000
	1,562,801	1,495,746	2,538,000
Valuation allowance	1,562,801	1,495,746	2,538,000
Future income tax assets recognized	$ -	$ -	$ -

At January 31, 2005, the Company had unclaimed Canadian and foreign resource pools of $3,781,700 unclaimed share issue costs of $322,200 and unclaimed non-capital losses carried forward of $2,649,500. The non-capital losses will expire as follows:

2006	$ 369,300
2007	203,300
2008	199,600
2009	270,900
2010	523,700
2011	571,700
2015	511,000
	$ 2,649,500

At January 31, 2005, the Company's United States subsidiaries had unclaimed resource pools of $2,395,000 and unclaimed non-capital losses carried forward of $1,590,000. None of these losses expire in the next two years.

12. Financial instruments

At January 31, 2005, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(expressed in United States Dollars)

13. Related party transactions

Transactions with a related party were as follows:

	2005	2004	2003
Receivable from an officer of the Company	$ 11,095	$ 9,953	$ 7,982
Office space rent paid to a company related to an officer of the Company	$ -	$ 5,732	$ 29,670

These transactions are in the normal course of operations and are measured at the exchange value (the amount established and agreed to by the related parties), which approximates the arm's length equivalent value.

14. Subsequent events

On March 31, 2005 the Company announced a private placement of 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829. Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

The warrants have been estimated at $575,087 using the Black-Scholes option pricing model using the following assumptions: dividend yield 0%; expected volatility 100%; risk-free interest rate 4.5%; and expected life of 2 years.

In addition, Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007. The fair value of these warrants has been estimated as $177,915 using the Black-Scholes option pricing model with the same assumptions as noted above.

15. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $40,340 was recorded as an additional compensation expense for fiscal 2004. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 (see below) effective as of February 1, 2003, which provisions allow the Company to record compensation expense for stock option granted in fiscal 2004 based on the estimated fair value of such option, using the prospective method. As of February 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes in fiscal 2004.

(expressed in United States Dollars)

Prior to February 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in fiscal 2003 or 2002. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $237,000 in fiscal 2003.

The Company is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2005 and 2004 been prepared using US GAAP, such balance sheets would be presented as follows:

	2005	2004
Assets		
Current		
Cash and cash equivalents	$ 392,697	$ 189,732
Funds held in trust	-	75,000
Marketable securities	86,124	8,000
Receivables	63,014	559
	541,835	273,291
Equipment	37,735	52,656
	$ 579,570	$ 325,947
Liabilities		
Current		
Payables and accruals	$ 104,087	$ 106,178
Shareholders' Equity		
Capital stock	8,198,236	6,640,556
Warrants	584,796	151,276
Additional paid-in capital	1,482,259	1,331,653
Cumulative foreign currency translation adjustments	46,893	(84,413)
Cumulative adjustments to marketable securities	(407,105)	(407,105)
Deficit accumulated during the development stage	(9,429,596)	(7,412,198)
	475,483	219,769
	$ 579,570	$ 325,947

Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

(expressed in United States Dollars)

The cumulative-from-inception statements of operations and comprehensive (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

	Cumulative from Inception	2005	2004	2003
Revenue				
Interest	$ 18,614	$ -	$ -	$ -
Expenses				
General and administrative	1,787,096	193,287	269,520	147,135
Consulting fees	601,555	213,504	241,103	146,948
Stock option compensation	190,946	150,606	40,340	-
General exploration	6,799,885	1,523,204	510,161	695,713
Depreciation	38,628	14,921	14,944	8,763
	9,418,110	2,095,522	1,076,068	998,559
Loss before the following	(9,399,496)	(2,095,522)	(1,076,068)	(998,559)
Recovery of (write down of) advances to related company	(75,506)	-	-	-
Gain on disposal of marketable securities	47,988	-	-	-
Repayment of interest	(67,117)	-	-	(67,117)
Gain on sale of 60% interest in exploration property	78,124	78,124	-	-
Net (loss) earnings before income taxes	(9,494,131)	(2,017,398)	(1,076,068)	(1,065,676)
Income taxes	-	-	-	-
Net (loss) earnings	$ (9,494,131)	$ (2,017,398)	$ (1,076,068)	$ (1,065,676)
Comprehensive income items:				
Foreign currency translation gains (losses)	46,893	131,306	49,038	19,912
Recovery of (write down) of marketable securities	(407,105)	-	-	(39,000)
Comprehensive (loss)	**$ (9,854,343)**	**$ (1,886,092)**	**$ (1,027,030)**	**$ (1,084,764)**
Net (loss) earnings per common share				
Basic		$ (0.05)	$ (0.03)	$ (0.04)
Diluted		$ (0.05)	$ (0.03)	$ (0.04)
Comprehensive (loss) earnings per common share				
Basic		$ (0.05)	$ (0.03)	$ (0.04)
Diluted		$ (0.05)	$ (0.03)	$ (0.04)

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended Monday, January 31, 2005, 2004 and 2003 **Page 20**

Statements of Changes in Shareholders' Equity:

The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares		Common Stock Price per Share		Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$	0.16	$	1,318,566
Held by other shareholders	488,041		0.96		467,467
Outstanding at June 26, 1996	8,642,655		-		1,786,033
Issued for exploration properties	1,400,000		0.48		667,204
Issued for services	200,000		0.63		126,465
Issued on cash on exercise of warrant	580,577		0.62		361,823
Issued for cash	500,000		0.66		329,936
Outstanding at January 31, 1997	11,323,232		-		3,271,461
Issued for exploration properties	200,000		0.67		134,250
Flow-through shares issued for cash	300,000		0.72		216,763
Issued for cash, less issue costs of $481,480	7,228,066		0.29		2,129,061
Issued for services	70,000		0.83		58,125
Outstanding at January 31, 1998	19,121,298		-		5,809,660
Share issue costs	-		-		(5,919)
Outstanding at January 31, 1999	19,121,298		-		5,803,741
Issued for cash, less issue costs of $4,092	951,494		0.06		61,578
Outstanding at January 31, 2000	20,072,792		-		5,865,319
Issued for cash, less issue costs of $54,246	3,043,667		0.12		377,614
Outstanding at January 31, 2001	23,116,459		-		6,242,933
Issued for cash on exercise of warrants	951,494		0.13		123,052
Cancellation of shares held in escrow	(4,836,615)		0.26		(1,279,287)
Outstanding at January 31, 2002	19,231,338		-		5,086,698
Issued for cash, less issue cost of $55,258	7,000,000		0.09		600,427
Issued for cash, on exercise of stock options	910,000		0.10		88,290
Issued in exchange for exploration properties	1,000,000		0.17		171,125
Outstanding at January 31, 2003	28,141,338		-		5,946,540
Issued for cash, less issue cost of $266,372	6,000,000		0.12		845,292
Warrant valuation	-		-		(151,276)
Outstanding at January 31, 2004	34,141,338		-		6,640,556
Issued for cash, less issue cost of $360,964	7,395,000		0.20		1,486,784
Issued to broker as compensation	349,680		0.26		91,117
Issued on warrant exercise	1,257,500		0.25		318,352
Warrant valuation	-		-		(428,918)
Warrant call	-		-		90,345
Outstanding at January 31, 2005	43,143,518	$	-	$	8,198,236

(expressed in United States Dollars)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative foreign currency translation adjustments	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, February 1, 2001	$ -	$1,279,286	$(151,939)	$(379,105)	$(5,492,828)
Comprehensive (loss) income	-	-	(1,424)	11,000	222,374
Balance, January 31, 2002	-	1,279,286	(153,363)	(368,105)	(5,270,454)
Comprehensive (loss) income	-	-	19,912	(39,000)	(1,065,676)
Balance, January 31, 2003	-	1,279,286	(133,451)	(407,105)	(6,336,130)
Issue of warrants, fair value	151,276	-	-	-	-
Stock options	-	52,367	-	-	-
Comprehensive (loss) income	-	-	49,038	-	(1,076,068)
Balance, January 31, 2004	151,276	1,331,653	(84,413)	(407,105)	(7,412,198)
Warrant exercise, fair value	(55,200)	-	-	-	-
Issue of warrants, fair value	579,065	-	-	-	-
Warrant call	(90,345)	-	-	-	-
Stock options	-	150,606	-	-	-
Comprehensive (loss) income	-	-	131,306	-	(2,017,398)
Balance, January 31, 2005	$ 584,796	$1,482,259	$ 46,893	$(407,105)	$(9,429,596)

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Statement of Cash Flows:

	Cumulative from Inception	2005	2004	2003
Operating activities				
Net (loss) earnings	$ (9,416,007)	$ (2,017,398)	$ (1,076,068)	$ (1,065,676)
Depreciation	38,628	14,921	14,944	8,763
Stock option compensation	190,946	150,606	40,340	-
Foreign currency translation adjustments	46,893	131,306	49,038	19,912
Common shares received on the sale of mining option	-	-	-	-
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,277,918	-	-	171,125
Gain on disposal of marketable securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
	(6,168,096)	(1,720,565)	(971,746)	(865,876)
(Increase) decrease in receivables	(63,014)	(62,455)	11,164	6,320
Increase in advances to related company	(554,846)	-	-	-
Increase (decrease) in payables and accruals	83,945	(2,091)	23,878	36,395
	(6,702,011)	(1,785,111)	(936,704)	(823,161)
Financing activities				
Issue of common shares, net of issue costs	7,335,028	1,728,004	857,319	688,717
Issue of warrants, net of issue costs	263,196	263,196	-	-
	7,598,224	1,991,200	857,319	688,717
Investing activities				
Increase in funds held in trust	-	75,000	-	(75,000)
Purchase of equipment	(76,364)	-	(13,913)	(62,451)
Purchase of marketable securities	(1,136,100)	(78,124)	-	-
Proceeds on disposal of marketable securities	690,864	-	-	-
	(521,600)	(3,124)	(13,913)	(62,451)
Cash and cash equivalents				
Net increase (decrease)	374,613	202,965	(93,298)	(196,895)
Beginning of period	-	189,732	283,030	554,925
End of period	$ 374,613	$ 392,697	$ 189,732	$ 358,030

Recent US GAAP accounting pronouncements--

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company adopted this statement in fiscal 2004.

FASB 148 requires the following disclosures for US GAAP purposes:

	Years ended January 31		
	2005	**2004**	**2003**
AS REPORTED:			
Net loss	$ (2,017,398)	$ (1,076,068)	$ (1,065,676)
(Loss) per common share, as reported-			
Basic	$ (0.05)	$ (0.03)	$ (0.04)
Diluted	$ (0.05)	$ (0.03)	$ (0.04)
Stock-option compensation cost included in net loss	$ 150,606	$ 40,340	$ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

	2005	**2004**	**2003**
Net loss	$ (2,017,398)	$ (1,076,068)	$ (1,302,676)
(Loss) per common share, as reported-			
Basic	$ (0.05)	$ (0.03)	$ (0.05)
Diluted	$ (0.05)	$ (0.03)	$ (0.05)
Additional stock-option compensation included in net loss on a pro forma basis	$ -	$ -	$ 237,000

(expressed in United States Dollars)

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the costs of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant on the Company's financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March 2005, the FASB issued Interpretation No. 47 "Accounting for Conditional Retirement Obligation- an Interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies the FASB's intended meanings of the term "Asset Retirement Obligation," and clarifies that entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable. The requirements of FASB Statement No. 143 and FIN 47 are substantially equivalent to CICA Handbook Section 3110 which has been adopted during the year ended January 31, 2005.